Exhibit 99.1

Puhui Wealth Investment Management Co. Ltd. Announces Financial Results

for the Six Months Ended December 31, 2020

Beijing, China – June 29, 2021 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced its financial results for the six months ended December 31, 2020. The Company also filed these results on Form 6-K with the Securities and Exchange Commission, which can be viewed at www.sec.gov. All amounts in this press release are in USD unless otherwise noted.

Financial and Operating Highlights

●	Revenues for the six months ended December 31, 2020 were $596,981, as compared to $577,645 in the same period of 2019.

●	The Company continues to add incremental HNW clientele, with new HNW clients transacting with Puhui totaling 42 for the six months ended December 31, 2020, as compared to 98 for the six months ended December 31, 2019.

●	As of December 31, 2020, the Company’s subsidiary served as manager or general partner of five funds with an aggregate of approximately $21.1 million under management, as compared to four funds with an aggregate of approximately $23.5 million as of December 31, 2019.

●	As of June 1, 2021, the Company maintained sales and service locations based in Beijing, Shanghai, Suzhou, Qingdao and Hong Kong.

●	Puhui had approximately $1.0 million of cash and approximately $0.5 million of working capital as of December 31, 2020, as compared to approximately $0.7 million of cash and approximately $2.3 million of working capital as of June 30, 2020.

Mr. Zhe Ji, the Chairman and CEO of the Company stated, “We managed to achieve growth in revenue during the six month period ended December 31, 2020, largely due to the considerable growth in China’s wealth management industry. This was achieved despite the impact from the COVID-19 pandemic and uncertainty in the macroeconomic outlook. After reopening our offices in June 2020, Puhui has successfully navigated its business in attracting new and repeat clients and increasing purchases by existing clients that consist of high-net-worth individuals and small and medium enterprises in China. We are solely focused on incrementally growing our top line in a profitable manner as we continue to build on our solid relationships with our customer base.”

Mr. Ji continued, “In 2019, Puhui acquired 100% of the shares of Granville Financial Services Company Limited (“Granville”), a registered Exchange Participant of The Stock Exchange of Hong Kong Ltd. This allowed our company to expand our operations outside of Mainland China into Hong Kong and to take advantage of their financial qualifications and licenses to broaden the Company’s existing product portfolio. We are now seeing an increase in cash inflow as a result of the Granville acquisition. We are confident in the Company’s ability to expand into overseas markets, which will allow our clients to take advantage of potential IPOs in the Hong Kong markets while de-risking our portfolio through geographical diversification.”

Mr. Ji concluded, “We have begun to compile steady gains in our investment portfolio, largely due to considerable growth in our medical and healthcare investments. Since its founding, Puhui has invested in 16 medical projects on behalf of its clients, with two IPOs. We are seeing a broader number of companies monetize operations through IPOs on China's stock exchange, the Hong Kong Stock Exchange, and European and U.S. capital markets. Our goal is to position the Company appropriately to take advantage of this on behalf of our HNW clients with a new and varied array of financial products that leverage cross-border and alternative-asset investments.”

Financial Review for the Six Months Ended December 31, 2020

Wealth Management

●	Since our fiscal year ended June 30, 2017, Puhui’s core business has been the marketing of wealth management product advisory services to HNW clients and small and medium enterprises in China. As a growing independent wealth management service provider, the Company maintains a sizable client base, consisting of 1,148 clients as of December 31, 2020. This compares to 1,106 clients as of June 30, 2020.

Asset Management

●	Starting in June 2017, Puhui also launched its in-house asset management business. As of December 31, 2020, the Company’s subsidiaries served as manager or general partner of five funds with an aggregate of approximately $21.1 million under management, compared to $21.6 million under management as of June 30, 2020. The decrease was primarily due to dividends to investors and subscription and recurring management fees.

Revenues

●	The Company categorizes revenues into third-party revenues and related-party revenues. Revenues mainly include one-time commissions, recurring service fees and recurring management fees. Related party revenues consist primarily of one-time commission fees charged for affiliates or recurring management fees received from fund/limited partnership where the Company’s subsidiaries serve as manager or general partner. The Company’s affiliate is an entity under common control of one of its principal shareholders.

●	Total revenues were $596,981 for the six months ended December 31, 2020, compared to $577,645 in the six-month period in 2019, an increase of $19,336, or 3.3%. The overall increase was mainly due to the slight increase in one-time commissions and recurring management fees.

Cost of Revenues

●	Puhui’s cost of revenues consist of compensation paid to financial product development team members along with benefits. The Company’s cost of revenues were $157,233 and $132,334 for the six months ended December 31, 2020 and 2019, an increase of $24,899, or 18.8%. Cost of revenues for the six months ended December 31, 2020 slightly increased mainly due to increase in headcount in product development team.

Operating Expenses

●	The Company’s operating expenses decreased to $2.9 million from $4.0 million in the same period in 2019, a decrease of $1.1 million, or 27.8%, largely due to a decrease in both selling expenses and general and administrative expenses. The decrease in selling expenses was mainly due to the disposal of four office locations and only have 57 employees as of December 31, 2020, a decrease from 110 in 2019 due to the impact of COVID-19. The decrease in general and administrative expenses was primarily due to an approximately $275,000 decrease in professional fees and an approximately $210,000 decrease in other general and administrative expense.

Net Loss Attributable to Puhui Wealth

●	Net loss attributable to Puhui Wealth for the six-month period ended December 31, 2020 was $2.4 million, as compared to $3.0 million for the six month period ended December 31, 2019, a decrease of $0.5 million, or 17.8%, due to the above reasons.

Liquidity and Capital Resources

●	Management believes that the Company currently has enough cash over the next twelve months to operate at its current levels. Based on its current revenue and expense projection, the Company believes it will generate approximately the same amount of revenue in the coming year as compared to the current year as the Company and China are both recovering from the impact of the pandemic. In addition, several investments made by the Company’s managed funds are expected to be liquidated and the Company is entitled to additional performance bonuses. If the Company’s revenue does not achieve its expected level, management plans to implement cost saving measures to reduce operating cash outflow. Furthermore, the Company’s principal shareholder has committed to provide financial support to fund the Company’s working capital needs whenever necessary.

●	Given the COVID-19 pandemic, and because substantially all of the Company’s business operations and its workforce are concentrated in China and the U.S., the Company’s business, results of operations, and financial condition have been adversely affected during the six months ended December 31, 2020.

●	As of December 31, 2020, the Company had cash of approximately $1.0 million, as compared to $0.7 million as of June 30, 2020.

●	As of December 31, 2020, the Company had approximately $0.5 million of working capital.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, China and founded in 2013, Puhui is a third-party wealth management service provider focusing on marketing financial products (including private equity and other diversified products and services) to, and managing funds for, individuals and corporate clients in the PRC. On December 27, 2018, the Company’s ordinary shares were listed and began trading listed on the Nasdaq Capital Market (ticker: PHCF).

Additional information about Puhui can be found at the Company’s corporate website: www.puhuiwealth.com.

Additional Disclosure Concerning COVID-19

The impacts of COVID-19 on Puhui’s business, financial condition, and results of operations include, but are not limited to, the following:

●	The Company reopened our offices in June 2020 as COVID-19 was under control in China. Due to regulations about public gatherings, the Company was not able to hold meetings and seminars for customers and have reduced the headcount of our sales and marketing departments.

●	Due to the nature of the Company's business, the impact of the closure on operational capabilities was not significant, as most of Puhui’s work force continued working offsite during such closure.

●	Puhui’s customers have been negatively impacted by the outbreak, which reduced their budgets for investment during the six months ended December 31, 2020. As a result, our expansion of revenue increased though revenue has been negatively impacted for the six months ended December 31, 2020.

●	For the six months ended December 31, 2020, Puhui’s business was impacted by the uncertainty in the macroeconomic outlook as a result of slower economic growth and the impact of COVID-19. Investors became increasingly conservative in investing in financial products, especially products based on equities in China. As such, the aggregate value of wealth management products the Company distributed decreased.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the COVID-19 outbreak cannot be reasonably estimated at this time.

Forward Looking Statement

This news release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management's current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, which are available, free of charge, on the SEC's website at www.sec.gov.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Lucy Ma, Associate
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	lma@equityny.com

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2020	2019
REVENUES
Revenues	$124,320	$462,560
Revenues - related parties	472,661	115,085
Total revenues	596,981	577,645

OPERATING EXPENSES
Cost of revenues	(157,233)	(132,334)
Selling expenses	(361,632)	(1,017,176)
General and administrative expenses	(2,349,118)	(2,822,029)
Total operating expenses	(2,867,983)	(3,971,539)

LOSS FROM OPERATIONS	(2,271,002)	(3,393,894)

OTHER INCOME (EXPENSES)
Interest income	35,039	64,445
Other finance expenses	(90,217)	(103,706)
Other income, net	13,910	38,057
Total other expenses, net	(41,268)	(1,204)

LOSS BEFORE INCOME TAXES	(2,312,270)	(3,395,098)

(BENEFITS OF) PROVISION FOR INCOME TAXES
Current	-	-
Deferred	(123,002)	32,035
Total income tax (benefits) provision	(123,002)	32,035

NET LOSS	(2,189,268)	(3,427,133)

Less: net income (loss) attributable to noncontrolling interest	258,589	(447,733)
NET LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(2,447,857)	$(2,979,400)

NET LOSS	$(2,189,268)	$(3,427,133)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	110,405	190,158

COMPREHENSIVE LOSS	$(2,078,863)	$(3,236,975)

Less: comprehensive income (loss) attributable to noncontrolling interest	261,272	(453,786)

COMPREHENSIVE LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(2,340,135)	$(2,783,189)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,507,558	11,507,558

LOSS PER SHARE
Basic and diluted	$(0.21)	$(0.26)

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2020	2020
ASSETS
CURRENT ASSETS
Cash	$961,493	$744,436
Short-term investments	414,755	515,729
Accounts receivables	111,036	454,411
Accounts receivables - related parties	895,799	1,138,498
Other receivables	105,943	100,302
Other receivables - related party	1,432,205	1,284,676
Prepaid expenses	1,040,370	1,122,164
Total current assets	4,961,601	5,360,216

PROPERTY AND EQUIPMENT, NET	343,569	436,325

OTHER ASSETS
Long-term security deposits	340,970	422,783
Right-of-use assets	792,553	1,285,145
Long-term prepaid expenses	1,198,950	1,599,647
Deferred tax assets, net	295,445	159,720
Intangible asset, net	869,738	918,787
Goodwill	1,864,053	1,864,053
Total other assets	5,361,709	6,250,135

Total assets	$10,666,879	$12,046,676

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Acquisition payable	$368,439	$368,439
Deferred revenue	1,106,300	1,061,162
Other payables and accrued liabilities	1,043,308	630,457
Other payables - related party	483	6,334
Operating lease liabilities - current	547,589	841,041
Financing lease liabilities - current	50,256	44,791
Taxes payable	71,066	86,656
Current portion of long-term debt	1,254,953	25,835
Total current liabilities	4,442,394	3,064,715

NON-CURRENT LIABILITIES
Operating lease liabilities	273,240	486,970
Financing lease liabilities	49,126	68,826
Loan from related parties	686,375	-
Long-term debt	2,488	1,145,825
Total non-current liabilities	1,011,229	1,701,621

Total liabilities	5,453,623	4,766,336

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	December 31,	June 30,
	2020	2020
COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2020 and June 30, 2020	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 11,507,558 shares issued and outstanding as of December 31, 2020 and June 30, 2020	11,508	11,508
Additional paid-in capital	21,911,045	21,911,045
Accumulated deficit	(15,715,146)	(13,267,289)
Accumulated other comprehensive income (loss)	24,710	(83,012)
Total equity attributable to controlling shareholders	6,232,117	8,572,252

Noncontrolling interest	(1,018,861)	(1,291,912)

Total equity	5,213,256	7,280,340

Total liabilities and equity	$10,666,879	$12,046,676

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,189,268)	$(3,427,133)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	172,173	95,187
Amortization of operating lease right-of-use assets	579,786	358,820
Impairment loss on equity securities	-	14,371
Loss from disposal of subsidiaries	21,397	-
Deferred tax provision (benefits)	(123,002)	32,034
Change in operating assets and liabilities
Accounts receivables	368,009	1,432,389
Accounts receivables - related parties	327,037	-
Other receivables	113,037	51,572
Prepaid expenses	106,661	(16,514)
Long-term prepaid expenses	409,702	387,055
Accounts payable	-	165,109
Deferred revenue	(43,408)	1,303,676
Other payables and accrued liabilities	369,050	(31,319)
Operating lease liabilities	(597,352)	(371,283)
Taxes payable	(22,116)	(43,148)
Net cash used in operating activities	(508,294)	(49,184)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments	139,507	7,600
Loans receivable to related parties	(36,931)	-
Advances to related parties	-	349,996
Purchases of property and equipment	-	(262,570)
Cash acquired from Granville, net of purchase price paid	-	125,365
Net cash provided by investing activities	102,576	220,391

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan from related parties	664,387	-
Financing lease liabilities payments	(23,017)	(3,515)
Principal payments of long-term debt	(13,300)	(12,107)
Net cash provided by (used in) financing activities	628,070	(15,622)

EFFECT OF EXCHANGE RATE ON CASH	(5,295)	50,800

INCREASE IN CASH	217,057	206,385

CASH, beginning of period	744,436	2,004,625

CASH, end of period	$961,493	$2,211,010

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Six Months Ended December 31,
	2020	2019

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$192,619

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Initial recognition of right-of-use assets and lease liabilities	$-	$1,889,558
Acquisition of Granville offset with prepayment	$-	$2,447,259
Acquisition of Granville with payables	$-	$537,631
Purchase of fixed asset with financing lease	$-	$139,790